UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2015

Commission File Number: 001-36298

GeoPark Limited
(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179
Las Condes, Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Press Release dated January 20, 2015 titled “GeoPark exceeds 2014 full year production target with 20,557 boepd and provides 2015 Work Program Approach and Guidance”

FOR IMMEDIATE RELEASE

GEOPARK EXCEEDS 2014 FULL YEAR PRODUCTION TARGET WITH 20,557 BOEPD
AND PROVIDES 2015 WORK PROGRAM APPROACH AND GUIDANCE

Santiago, Chile – January 20, 2015 -- GeoPark Limited ("GeoPark") (NYSE: GPRK), the Latin American oil and gas explorer, operator and consolidator with operations and producing properties in Colombia, Chile, Brazil, Argentina and Peru1, announces today its 4Q2014 operational update, full year oil and gas production average and 2015 guidance.

GeoPark exceeded its full year 2014 production growth targets of 15-20%, with total average oil and gas production of 20,557 boepd. With the drilling of ten new wells in 4Q2014, the Company also completed its planned 2014 work program with a total of 51 new wells drilled.

GeoPark is strongly positioned at the beginning of 2015 with a cash balance of approximately $130 million, over 20,000 boepd of oil and gas production, a solid reserve and resource base, a long term-maturing debt profile, and a large portfolio of attractive and largely discretional projects - both oil and gas - in multiple countries. This scale and positioning permit GeoPark to protect and preserve its balance sheet and capital during the current oil price downturn by adjusting investment activity and selectively allocating capital to the optimal projects under current conditions.

Preparing for a period of low oil prices and continuous volatility, the Company’s 2015 plan is based on an average oil price assumption of $45-50 per barrel. At this base oil price assumption, GeoPark is targeting a fully-funded $60-70 million work and investment program with flat to 5% production growth over 2014 production levels. If oil prices increase, the Company will increase its work and investment program on identified drill-ready projects resulting in increased production growth.

Commenting, James F. Park, CEO of GeoPark, said: “Congratulations to our team for completing a great year in 2014 with record operational, financial and strategic accomplishments. For the ninth consecutive year, we increased production, reserves and cash flow, as well as, acquired new and high potential assets.”

“Following this successful year, and with our history of conservative risk management and our large asset portfolio, GeoPark is well-positioned to weather the current turbulence in our industry. Defensively, we are working decisively to make all the adjustments necessary to successfully work through this period and continue on our growth path. Offensively, we also see this as a time of differentiation and opportunity - and are working to identify new high value opportunities and expand our strategic position.”

1 Transaction executed with Petroperu on October 1, 2014 with final closing subject to Peru government approval.

GeoPark Production Growth

4Q2014 Oil and Gas Production Update

Consolidated:

The total average oil and gas production increased 37% in 4Q2014 to 19,984 boepd, compared to 14,548 boepd in 4Q2013. On a proforma basis (including operations from the Manati field acquisition in Brazil in both periods), average production increased by 10%.

Consolidated oil production accounted for 72% of total reported production and increased by 20% to 14,364 bopd in 4Q2014, compared to 11,938 bopd in 4Q2013.

Colombia:

Average production in Colombia increased by 50% in 4Q2014 to 11,615 boepd compared to 4Q2013. This increase is mainly the result of continued development and appraisal of the Tigana and Tua fields in the Llanos 34 Block (GeoPark operated with a 45% working interest (WI)). Production had been impacted by approximately 5,000 bopd during the last 13 days of the year by a road blockage, which has already been restored to normal production levels.

The Llanos 34 Block represented 78% of GeoPark’s Colombian production in 4Q2014, compared to 63% in 4Q2013.

Chile:

Average oil and gas production in Chile decreased by 29% in 4Q2014 to 4,791 boepd, compared to 4Q2013. This decrease is mainly a result of 34% lower oil production together with 20% lower gas production, and was impacted by the natural decline in base production.

The Fell Block (GeoPark operated with a 100% WI) represented 96% of GeoPark’s Chilean production and consisted of 56% oil.

Brazil:

Average gas production in Brazil amounted to 20,754 mcfpd, or 3,459 boepd, in 4Q2014. On a proforma basis, including production for both quarters, gas production decreased 4% compared to 4Q2013, mainly due to plant maintenance for one of Manati’s principal customers.

The Manati Field (Non-operated with a 10% WI) represented 100% of GeoPark’s Brazilian production.

4Q2014 Operational Update

Ten new wells were drilled in 4Q2014, consisting of three exploration wells and seven development and appraisal wells.

Colombia:

In Colombia, three wells were drilled during 4Q2014, for an aggregate of 21 new wells drilled during 2014.  Principal operation and exploration highlights for 4Q2014 include:

Llanos 34 Block (GeoPark Operated with 45% WI)

Tigana Field: Currently producing over 11,000 bopd gross from seven wells. Field delineation is continuing.

Tua Field: Currently producing over 8,300 bopd gross from seven wells. In 4Q2014:

•	Appraisal well Tua 8 was successfully tested and is currently producing approximately 600 bopd gross.

•	Appraisal well Tua 9 was drilled and is expected to be tested in 1Q2015.

•	Appraisal well Tua 10 was drilled and is expected to be tested in 1Q2015.

Tilo Prospect: Exploration well Tilo 1, located north of the Tigana Field, was drilled and is expected to be tested during 1Q2015.

Additional operations in the Llanos 34 Block included continuation of the construction of permanent facilities to increase total fluid processing and storage capacity and reduce operating costs. Targeted completion for these facilities is 1H2015.

Chile:

In Chile, seven wells were drilled during 4Q2014, for an aggregate of 30 new wells drilled during 2014. Principal operation and exploration highlights for 4Q2014 include:

Fell Block (GeoPark Operated with 100% WI)

Konawentru Field: Development wells Konawentru 5 and Konawentru 17 were successfully drilled, tested, and are expected to be put into production in 1Q2015 at an aggregate rate of approximately 450 bopd.

Molino Field: Development well Molino 10 was drilled and is currently waiting on completion.

Campanario Block (GeoPark Operated with 50% WI)

•	Exploration well Bella Vista Sur 1 was drilled and is currently under evaluation.

•	Exploration well Aneki 1 was drilled and is currently waiting on completion.

•	Development well Primavera Sur 2 was drilled and is currently waiting for stimulation and testing.

Flamenco Block (GeoPark Operated with 50% WI)

•	Development well Tenca 3 was drilled and is currently waiting on completion.

Brazil:

In Brazil, principal operation and exploration highlights for 4Q2014 include:

Manati Field (BCAM 40 Block, Non-operated with 10% WI): Construction of a compression plant for the gas field continued with expected start-up scheduled for 2H2015.

Round 11 Blocks (GeoPark Operated with 100% WI): GeoPark completed 100% of the 3D and 2D seismic program commitments in the Potiguar and Reconcavo Blocks and the seismic data is currently being processed for interpretation.

2015 Strategy and Outlook

GeoPark’s strategic approach to 2015 is guided by the following principles:

•	Conservative Approach: Reduce work and investment program to maintain flexibility and maintain balance sheet strength.

•	Capital Allocation Discipline: Prioritize lower-risk, higher netback, and quicker cash flow generating projects.

•	Do More For Less: Aggressively implement operating, G&A and capital cost reduction measures.

•	Stay Agile: Continuous monitoring of work programs and adjustment - up or down - as necessary.

•	Build for Long Term: Preserve critical assets, tools and capabilities necessary for long term and stay in hunt for potential value dislocation opportunities.

GeoPark’s business units in Colombia, Chile, Brazil, Peru and Argentina generated over 85 attractive projects to be considered for the 2015 work program and budget. These projects were evaluated and ranked on a Company-wide basis in accordance with economic, technical and strategic considerations. At an $80/bbl oil price, the Company considered carrying out approximately 40-50 projects. With the continuing fall in oil prices, GeoPark was able to pivot and adjust its selection of projects to those appropriate to the lower oil price level. At a $65/bbl oil price, it considered approximately 20-25 projects and at a $45-50 per bbl price, it considered approximately 5-10 projects.

Since the end of last year, the Company has undertaken a decisive cost cutting program to ensure its ability to both maximize the work program and preserve its liquidity. Examples of this ongoing program include:

•	Renegotiation and reduction of oil and gas service contracts, including drilling and civil work contractors, as well as transportation trucking and pipeline costs.

•	Deferment of capital projects by regulatory authority and partner agreement.

•	Operating cost improved efficiencies and temporary suspension of certain marginal producing oil and gas fields.

•	Reduction of G&A costs through organizational efficiencies and reduction of legal,

accounting and administrative fees, including an immediate voluntary salary reduction by GeoPark’s senior management team and Board of Directors.

Further cost reductions are expected to result from a general depreciation of Latin American currencies (Colombian peso, Brazilian real, Chilean peso, Argentine peso and Peruvian sol), which will positively impact GeoPark’s operating, G&A and capital costs and from reduced state royalties.

Preliminary 2015 Guidance

At the base budget oil price assumption of $45-50 per bbl, GeoPark is targeting a fully-funded $60-70 million work and investment program with flat to 5% production growth over 2014 production levels. The bulk of this 2015 work program is targeted to further develop and produce GeoPark’s Tigana and Tua oil fields in the Llanos 34 Block in Colombia, which currently provide the lowest risk production and reserve growth opportunities with attractive operating netbacks ($15-20 per bbl at $45-50 oil prices). Additional smaller investment is allocated to GeoPark’s projects in Chile, Argentina, Brazil and Peru.

If oil prices average higher than the base budget price, GeoPark has the ability to allocate additional capital to more projects and increase its work and investment program and thereby further increase oil and gas production. Different work program scenarios considered include:

•	$65/bbl oil price: $100-120 million fully-funded work and investment program with 10-15% production growth.

•	$80/bbl oil price: $200-220 million fully-funded work and investment program with 20-25% production growth.

Breakdown of Quarterly Production by Country

The following table shows production figures for 4Q2014, as compared with 4Q2013:

	4Q2014			4Q2013
	Total (boepd)	Oil (bopd)	Gas (mcfpd)	Total (boepd)	% Chg.
Colombia	11,615	11,550	390	7,725	50%
Chile	4,791	2,709	12,492	6,748	-29%
Brazil	3,511	52	20,754	*	N/A
Argentina	67	53	82	75	-10%
Total	19,984	14,364	33,718	14,548	37%

(*) 4Q2013 shows no production in Brazil, as the acquired interest in the Manati Field (Brazil) was completed on March 31, 2014. As a reference and only for comparison purposes, the corresponding net production for 4Q2013 amounted to 3,664 boepd.

Production Growth Evolution

The following table shows production figures for the last five consecutive quarters:

(boepd)	4Q2013	1Q2014	2Q2014	3Q2014	4Q2014
Colombia	7,725	9,265	10,357	11,934	11,615
Chile	6,748	7,247	6,435	5,994	4,791
Brazil*	-	-	3,572	3,536	3,511
Argentina	75	71	77	81	67
Total	14,548	16,583	20,441	21,548	19,984

Oil	11,938	13,765	14,325	15,739	14,364
Gas	2,610	2,818	6,116	5,809	5,620

(*) The acquired interest in the Manati Field (Brazil) was completed on March 31, 2014. As a reference and only for comparison purposes, the corresponding net production for GeoPark’s WI in the Manati Field in the preceding periods was as follows:
4Q2013: 3,664 boepd, 1Q2014: 3,667 boepd.

Full Year 2014 Oil and Gas Production Update

For the year ended 31 December 2014, GeoPark’s oil and gas production reached 20,557 boepd, increasing over 20% as compared to 2013 (on a proforma basis). On a reported basis, which includes Manati Field production since the acquisition date, GeoPark’s oil and gas production increased by 45% to 19,653 boepd as compared to 13,517 boepd for the year 2013.

Crude oil production increased by 30% to 14,554 bopd for the year 2014 as compared to 11,173 bopd for the year 2013 primarily as a result of 66% higher production in Colombia. Oil production accounted for 71% of the total production for the year 2014 as compared to 65% of total production for the year 2013, on a proforma basis.

Gas production increased by 1% for the year 2014 to 36,018 mcfpd compared to the year

2013, on a proforma basis.  On a reported basis, gas production increased by 112% for the year 2014 to 30,601 mcfpd compared to 14,419 mcfpd for the year 2013, mainly due to the acquired interest in the Manati Field.

For further information, please contact:

Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Sofia Chellew – Investor Relations	schellew@geo-park.com
Santiago, Chile
T: +562 2242 9600

GLOSSARY

boe	Barrels of oil equivalent
boepd	Barrels of oil equivalent per day
bopd	Barrels of oil per day
mcfpd	Thousands of standard cubic feet per day
mmcfpd	Millions of standard cubic feet per day
sqkm	Square kilometers
WI	Working Interest
EI	Economic Interest

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe’’, ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2015 production growth, capital expenditures plan and available liquidity. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: January 20, 2015